January 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Volley
Amit Pande
Madeleine Joy Mateo
James Lopez

RE:	Cambridge Bancorp
Form 10-K for the Year Ended December 31, 2022
Form 10-Q for the Quarter Ended September 30, 2023
Response dated December 19, 2023
File No. 001-38184

Ladies and Gentlemen:

Reference is made to your letter, dated January 5, 2024, regarding comments made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2022, Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and Response Letter dated December 19, 2023 (the “Response Letter”). This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of Cambridge Bancorp (the “Company”) together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

Response Letter dated December 19, 2023

General

1.

We note your draft disclosure does not address the use of derivative financial instruments, although page 91 of the Form 10-K indicates that you use derivatives to manage interest rate and other economic risks. Please revise your draft disclosure to further clarify whether and how derivative financial instruments are used to manage economic risks, including whether the simulation and EVE model outputs reflect use of derivatives.

Division of Corporation Finance

January 11, 2024

COMPANY RESPONSE: The Company acknowledges the Staff’s comment. In future filings, in addition to the draft disclosure set forth in the Response Letter, the Company proposes to include the following additional disclosure:

The Company utilizes derivative financial instruments with the intent of reducing economic risk, in particular interest rate risk, both in an up interest rate environment and in a down interest rate environment. The noted interest rate risk simulations and EVE model outputs reflect the use of derivatives.

The Company currently uses interest rate floor derivatives as part of its interest rate risk management strategy. Interest rate floor derivatives designated as cash flow hedges involve the receipt by the Company of variable-rate amounts from the derivative counterparty if interest rates fall below the strike rate on the instrument in exchange for payment by the Company of an upfront premium. This derivative financial instrument is used to hedge the variable cash flows associated with the Company’s variable-rate assets and helps protect in a down rate environment.

Additionally, the Company uses interest rate swap derivatives to manage its exposure to changes in interest rates. The Company is exposed to changes in the fair value of certain pools of fixed-rate assets due to changes in benchmark interest rates. The Company uses interest rate swap derivatives to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate. The Company’s interest rate swaps designated as fair value hedges involve the payment by the Company of fixed-rate amounts to the derivative counterparty in exchange for the Company receiving variable-rate payments over the life of the instrument without the exchange of the underlying notional amount. These derivative instruments help protect in an up rate environment.

The Company’s objectives in using derivatives are to add stability to interest income and to manage its exposure to interest rate movements.

Please contact me at Joseph.Sapienza@cambridgetrust.com or at 617-441-1550 in connection with questions or comments concerning the above response. Thank you for your attention to this matter.

Very truly yours,

/s/ Joseph Sapienza
Joseph Sapienza
Interim Chief Financial Officer